Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Announcement of Results
for the Year Ended 31st December, 2004

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31st December, 2004 as follows:

CONSOLIDATED INCOME STATEMENT
for the year ended 31st December, 2004
(Expressed in thousands of RMB except for per share amount)

		2004	2003
	Note(s)	RMB’000	RMB’000
Turnover	3	6,541,998	10,109,557
Cost of sales		(5,487,043)	(7,727,125)

Gross profit		1,054,955	2,382,432
Other revenue	3	111,159	178,137
Selling expenses		(500,313)	(621,266)
General and administrative expenses		(732,647)	(615,591)
Other operating expenses		(70,577)	(51,347)
Impairment loss on intangible assets		(300,000)	—

Operating (loss) profit	4	(437,423)	1,272,365
Interest income	3, 5	58,800	52,672
Interest expense	6	(182,458)	(167,111)
Share of profits less losses of:
Jointly controlled entities		51,076	(36,853)
Associates		60,436	131,954

(Loss) Profit before taxation		(449,569)	1,253,027
Taxation	7	41,810	(153,033)

		2004	2003
	Note(s)	RMB’000	RMB’000
(Loss) Profit after taxation		(407,759)	1,099,994
Minority interests		456,328	(163,547)

Profit attributable to shareholders		48,569	936,447

Dividends	8	38,900	77,426

Basic earnings per share	9	RMB0.0132	RMB0.2554

Diluted earnings per share		RMB0.0132	RMB0.2533

Notes:

1.	ORGANISATION AND OPERATIONS

The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Group are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES

(a)	Statement of compliance

The financial results have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong.

(b)	Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(c)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacture and sale of (1) minibuses and automotive components, and (2) Zhonghua sedans in the PRC.

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2004	2003
	RMB’000	RMB’000
Turnover
Sales of minibuses and automotive components	5,217,426	6,764,225
Sales of sedans	1,324,572	3,345,332

	6,541,998	10,109,557

Other revenue
Subsidy income	1,815	48,497
Others	109,344	129,640

	111,159	178,137

Interest income	58,800	52,672

Total revenues	6,711,957	10,340,366

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

The Group operates in the PRC under the following three main business segments:

(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

Business segments — 2004

	Manufacture and sale of
	minibuses and automotive	Manufacture and sale	Manufacture and sale
	components	of Zhonghua sedans	of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	5,546,263	1,324,572	—	6,870,835
Intersegment sales	(328,837)	—	—	(328,837)

	5,217,426	1,324,572	—	6,541,998

Segment results	517,998	(596,667)	—	(78,669)
Impairment of intangible assets	—	(300,000)	—	(300,000)
Unallocated costs				(58,754)

Operating loss				(437,423)

	Manufacture and sale of
	minibuses and automotive	Manufacture and sale	Manufacture and sale
	components	of Zhonghua sedans	of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Interest income				58,800
Interest expense				(182,458)
Share of profits less losses of:
Jointly controlled entities	31,465	—	19,611	51,076
Associates	—	61,115	(679)	60,436

Loss before taxation				(449,569)
Taxation				41,810

Loss after taxation				(407,759)
Minority interests				456,328

Profit attributable to shareholders				48,569

4.	OPERATING (LOSS) PROFIT

Operating (loss) profit is stated after charging and crediting the following:

	2004	2003
	RMB’000	RMB’000
Charging:
Depreciation of property, plant and equipment	365,521	452,758
Amortisation of goodwill included in
— General and administrative expenses	24,290	24,290
— Share of profits less losses of:
Jointly controlled entities	21,486	21,486
Associates	1,777	1,777
Amortisation of intangible assets (included in cost of sales)	226,041	227,077
Amortisation of deferred expenses (included in general and administrative expenses)	8,920	1,486
Impairment losses on:
— Intangible assets	300,000	—
— Property, plant and equipment	10,000	12,877
Staff costs (excluding directors’ emoluments)	322,990	371,503
Cost of inventories	5,487,043	7,744,891
Provision for inventories	66,832	32,875
Provision for doubtful debts and write off of bad debts	55,292	4,825
Research and development costs included in general and administrative expenses	176,434	155,599
Provision for warranty (included in selling expenses)	45,088	87,405
Operating lease charges in respect of:
— Land and buildings	15,816	17,527
— Machinery and equipment	13,242	13,274

	2004	2003
	RMB’000	RMB’000
Loss on disposal of property, plant and equipment, net	9,710	—
Loss on disposal of construction-in-progress	2,809	—

Crediting:
Gain on disposals of property, plant and equipment, net	—	14,004
Write back of provision for inventories sold	15,522	—
Write back of provision of doubtful debts	1,000	5,679
Write back of provision of impairment loss on investment securities	13,058	—

5.	INTEREST INCOME

	2004	2003
	RMB’000	RMB’000
Interest income from
Bank deposits	58,800	51,188
Others	—	1,484

	58,800	52,672

6.	INTEREST EXPENSE

	2004	2003
	RMB’000	RMB’000
Interest expense on
Bank loans wholly repayable within one year	756	8,505
Discounted bank notes	169,820	157,419
Convertible bonds	12,401	1,187
Interest on financing from BMW Brilliance Automotive Ltd.	17,850	—
Less: Interest expense capitalised in construction-in-progress at rate of 4.2% per annum	(18,369)	—

	182,458	167,111

7.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation (credited) charged to the consolidated income statement represents:

	2004	2003
	RMB’000	RMB’000
Current tax
Hong Kong profits tax	—	—
PRC enterprise income tax	11,340	145,654

	2004	2003
	RMB’000	RMB’000
Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences	(61,664)	(1,514)

	(50,324)	144,140

Share of taxation of jointly controlled entities	3,286	8,019
Share of taxation of associates	5,228	874

Total income tax (income) expense in the consolidated income statement	(41,810)	153,033

Reconciliation between tax (income) expense and accounting (loss) profit using the weighted average taxation rate of the companies within the Group as follows:

	2004	2003
	RMB’000	RMB’000
(Loss) Profit before taxation	(449,569)	1,253,027

Calculated at the weighted average statutory taxation rate in the PRC of 19.43% (2003: 22.56%)	(87,334)	282,709
Effect of tax holiday	(81,347)	(159,516)
Expenses not deductible for taxation purpose	65,411	29,840
Unrecognised tax losses	61,460	—

	(41,810)	153,033

8.	DIVIDENDS

	2004	2003
	RMB’000	RMB’000
2004 interim dividends of HK$0.005 (2003: HK$0.01) per ordinary share	19,450	38,541
Proposed final dividends of HK$0.005 (2003: HK$0.01) per ordinary share	19,450	38,885

	38,900	77,426

9.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB48,569,000 (2003: RMB936,447,000), divided by the weighted average of 3,668,390,900 shares (2003: 3,666,539,983 shares) outstanding during the year.

The diluted earnings per share is based on the adjusted net profit attributable to shareholders and adjusted weighted average number of shares calculated as follows:

	2004	2003
	RMB’000	RMB’000
Profit attributable to shareholders	48,569	936,447
Accrued interest expense in relation to convertible bonds	—	1,187

Adjusted profit attributable to shareholders	48,569	937,634

	Number of shares
	2004	2003
Basic weighted average number of shares	3,668,390,900	3,666,539,983
Weighted average number of shares deemed to be issued at no consideration if all outstanding options had been exercised	15,405,068	3,338,970

	Number of shares
	2004	2003
Weighted average number of shares deemed to be issued if all convertible bonds were converted into ordinary shares	—	32,519,357

Adjusted weighted average number of shares	3,683,795,968	3,702,398,310

The effect of conversion of convertible bonds into ordinary shares is not considered in calculating the diluted earnings per share for 2004 as average market price of the Company’s shares during the year was lower than the conversion price.

10.	CONTINGENCIES

(a)	As of 31st December, 2004, the Group had bank notes of approximately RMB6,118 million (2003: RMB1,492 million) which were endorsed or discounted but not yet honored.

(b)	As of 31st December, 2004, the Group had provided the following guarantees:

—	Corporate guarantees of approximately RMB296 million (2003: RMB690 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.;

—	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) on a long-term bank loan of approximately RMB221 million drawn by Shenyang Aerospace (2003: RMB344 million) which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB300 million (2003: RMB300 million) drawn by an affiliated company of Brilliance Holdings Limited (“BHL”). The same amount of bank deposits was pledged as a collateral for the corporate guarantee. The pledge of bank deposits and the corporate guarantees were released on 25th March, 2005; and

—	Corporate guarantees for bank loans amounting to RMB100 million (2003: RMB100 million) drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB102 million (2003: RMB100 million) was pledged as a collateral for the corporate guarantee.

(c)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from, among other things, (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer had already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that alleged trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon an application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out a summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino subsequently issued a Notice of Appeal dated 18th June, 2004, whereby it sought to appeal to the Court of Appeal of Bermuda, Civil Appellate Jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company responded with a notice of cross appeal dated 21st July, 2004. Following further submissions from each of Broadsino and the Company, the appeal was considered at a hearing in the Court of Appeal on 7th, 8th and 9th March, 2005, in respect of which Broadsino was required to provide security for the Company’s costs of appeal.

The Court of Appeal of Bermuda ruled in its judgment of 14th March, 2005 in the Company’s favour and dismissed Broadsino’s appeal. The Court of Appeal determined: (a) that Broadsino never had any beneficial interest in the Company’s shares and as such there could be no express or resulting trust in Broadsino’s favour when the shares were transferred to the Foundation; (b) that Broadsino was paid for its interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) and therefore there was no basis for a trust; (c) that even if Broadsino had not been paid for its interests in Shenyang Automotive there was no basis for a trust but instead a contractual claim in debt; and (d) that there was no evidence before the Court of Appeal that the Company by its directors knew of the alleged trust.

On 5th April, 2005, Broadsino acting through its Bermuda counsel, has submitted a notice of motion for leave to appeal to the Court of Appeal of Bermuda, which seeks leave to appeal to the Privy Council with respect to the Court of Appeal’s judgment. This matter is expected to be considered by the Court of Appeal, on or around 10th June, 2005.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group, and intend to continue the defence of this legal action.

(d)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

ON 16TH SEPTEMBER, 2003, A STATEMENT OF CLAIM WAS SERVED ON THE COMPANY. ON 4TH NOVEMBER, 2003, THE COMPANY FILED A DEFENCE AND COUNTERCLAIM WITH THE HIGH COURT. MR. YANG FILED A REPLY TO DEFENCE AND DEFENCE TO COUNTERCLAIM ON 26TH APRIL, 2004. ON 21ST JULY, 2004, MR. YANG OBTAINED LEAVE FROM THE COURT TO FILE AN AMENDED REPLY TO DEFENCE AND DEFENCE TO COUNTERCLAIM. THE COMPANY FILED

AND SERVED A REPLY TO DEFENCE TO COUNTERCLAIM ON 4TH SEPTEMBER, 2004. PLEADINGS CLOSED ON 18TH SEPTEMBER, 2004. THE PARTIES FILED AND SERVED LISTS OF DOCUMENTS ON 26TH OCTOBER, 2004 AND WITNESS STATEMENTS WERE EXCHANGED ON 28TH FEBRUARY, 2005. THE DIRECTORS OF THE COMPANY DO NOT BELIEVE THE ACTION WILL HAVE ANY SIGNIFICANT IMPACT ON THE FINANCIAL POSITION OF THE COMPANY AND OF THE GROUP. THE DIRECTORS OF THE COMPANY INTEND TO CONTINUE VIGOROUSLY DEFENDING THE ACTION.

11. SUPPLEMENTARY FINANCIAL INFORMATION

The Group has prepared a separate set of financial statements for the year ended 31st December, 2004 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2004	2003
	Note		RMB’000	RMB’000
Reconciliation of net income:
Profit attributable to shareholders reported under HK GAAP			48,569	936,447
Stock-based compensation	(a	)	—	(173,213)
Additional depreciation on capitalisation of borrowing costs	(b	)	(4,207)	—
Write-off of development costs	(c	)	(303,493)	(35,835)
Impairment of intangible assets	(c	)	250,000	—
Non-amortisation of goodwill	(d	)	47,553	47,553
Impairment of goodwill	(d	)	(47,320)	—
Write back of impairment losses on investment securities	(e	)	(13,058)	—
Deferred tax effect on US GAAP adjustments	(f	)	12,786	—
Others			10,384	5,890

Profit attributable to shareholders reported under US GAAP			1,214	780,842
Other comprehensive income:
Fair value adjustment for securities available held-for-sales	(e	)	28,468	—

Comprehensive income reported under US GAAP			29,682	780,842

			2004	2003
			RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HK GAAP			6,881,886	6,891,652
Additional depreciation on capitalisation of borrowing costs	(b	)	7,596	11,803
Write-off of development costs	(c	)	(409,710)	(106,217)
Impairment of intangible assets	(c	)	250,000	—
Non-amortisation of goodwill	(d	)	144,113	96,560
Impairment of goodwill	(d	)	(47,320)	—
Write back of impairment losses on investment securities	(e	)	(13,058)	—
Fair value adjustment for securities available held-for-sales	(e	)	28,468	—

			2004	2003
			RMB’000	RMB’000
Deferred tax effect on US GAAP adjustments	(f	)	12,786	—
Others			2,893	(7,491)

Net assets reported under US GAAP			6,857,654	6,886,307

(a)	On 18th December, 2003, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

The Company accounts for employee stock-based compensation using the intrinsic value method under US GAAP. It requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the quoted market value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a final portion of the compensation expense amounting to approximately RMB173.2 million associated with the call options was charged to the consolidated income statement for the year ended 31st December, 2003 under US GAAP. The options were fully vested in 2003. As of 31st December, 2004, no share option was granted.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. The adjustment represents the additional annual depreciation for the higher interest capitalised under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated provision of impairment, if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred and related impairment are reversed.

At 31st December, 2004, the Group provided impairment losses of RMB300 million on the intangible assets in relation to Zhonghua sedans, including development costs capitalised under HK GAAP but already being charged to the consolidated income statement previously under US GAAP. As a result, only RMB50 million impairment losses are required and RMB250 million impairment losses are reversed.

(d)	Under HK GAAP, goodwill is amortised on a straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

As the Group adopted SFAS No. 142, goodwill stated under US GAAP is higher than that stated under HK GAAP. As a result, an impairment loss of RMB47.32 million on the goodwill is required under US GAAP after impairment review at 31st December, 2004 while it is not required under HK GAAP.

(e)	Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less accumulated provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Available-for-sale securities are carried at fair value and any unrealised gains or losses are reported as a component of comprehensive income. If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realised loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

The US GAAP adjustments represent fair value adjustments for securities held-for-sales reported in other comprehensive income and the effect of write back of previous impairment charges on the investment securities recognized in 2002 under HK GAAP.

(f)	As a result of these differences of accounting treatments between US GAAP and HK GAAP mentioned above, the deferred tax assets calculated under US GAAP is approximately RMB12.79 million more than as stated under HK GAAP.

BUSINESS REVIEW AND PROSPECTS

Our results for 2004 were less than satisfactory. The implementation of macro-economic policies and austerity measures in China has resulted in a significant slowdown in growth in domestic demand for automobiles since the second quarter of 2004. The general slowdown of the automobile industry also intensified price competition during the year. As a result, the Group’s sales for 2004 were approximately RMB6.5 billion, representing a decrease of 35.3% from 2003, while net income was approximately RMB48.6 million, representing a decrease of 94.8% from 2003.

The deterioration in the macro-economic environment in the automotive industry in the second half of 2004 was worse than we expected. The extent of intensified price competition resulting from overcapacity, the continued rising prices of raw materials and the ongoing weak market sentiments were particularly unexpected. As a result, the sales volume of automobiles and profit margins of the Group in 2004 decreased significantly as compared to 2003, particularly for the Zhonghua sedans. Despite the weakness in the market, the Group was able to sell 61,618 minibuses and remained the market leader in the minibus market in 2004. The low sales volume of the Zhonghua sedan of 10,982 vehicles resulted in an operational loss for the sedan business and a one-time provision for impairment of intangible assets in respect of its design and development costs. Despite the difficult market environment in 2004, the BMW joint venture achieved sales of 8,708 BMW sedans and a net profit of RMB37.7 million.

Nonetheless, our overall decreased level of earnings and profit since the second half of 2004 resulting from the decrease in sales volume, average prices and the change in product mix was unsatisfactory. We have therefore taken wide-ranging internal measures to restore the minibus and the automotive components business to its previous level of profitability and sales volume, and to return the Zhonghua sedan business to profitability. These measures include reducing our operating costs and improving our operating efficiency, exploring new market opportunities, such as the export of sedans and minibuses to overseas markets, broadening our product range in both minibuses and sedans and upgrading and improving our distribution and after-sales services network. Furthermore, we will continue to strengthen our relationships with our partners through technological and strategic co-operation.

In 2004, we also began the development of a new 1.8-liter turbo engine with the technical assistance of FEV Motorentechnik GmbH, an internationally recognized leader in the design and development of internal combustion engines. The trial production of the engine is expected to begin in the fourth quarter of 2005. This engine will be used in our minibuses and sedans and will provide a competitively priced yet high quality alternative to the engines we currently procure from our engine suppliers.

Looking ahead, we remain confident in the long-term prospects and growth potential of the Chinese automobile industry. While our preliminary first quarter results show slight improvement in sales volume against the second half of 2004, the medium-term business outlook remains difficult to predict and may not be comparable to the level of success we have attained in recent years. We believe that the impact of the austerity measures and the intensification of competition in the Chinese automotive industry are likely to continue in 2005. The Group will continue to take proactive measures to cope with such challenges and to maintain its competitive edge in the market.

MANAGEMENT’S DISCUSSION & ANALYSIS

The consolidated net sales of the Company and its major operating subsidiaries, Shenyang Automotive, Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”), Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the year ended 31st December, 2004 were RMB6,542.0 million, representing a 35.3% decrease from RMB10,109.6 million for the year ended 31st December, 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix.

Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease from 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were mid-priced minibuses, representing a 16.2% decrease from 65,614 units sold in 2003. Unit sales of deluxe minibuses decreased by 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive sold 10,982 Zhonghua sedans in 2004, representing a 57.1% decrease from 25,600 sedans sold in 2003.

Cost of sales decreased by 29.0% from RMB7,727.1 million in 2003 to RMB5,487.0 million in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of the Group decreased from 23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix.

Other revenue decreased by 37.6% from RMB178.1 million in 2003 to RMB111.2 million in 2004. The difference was primarily due to the recognition of one-time tax refund of RMB48.5 million in relation to reinvestment by certain subsidiaries of the Group in 2003.

Selling expenses decreased by 19.5% from RMB621.3 million, representing 6.1% of turnover in 2003, to RMB500.3 million, representing 7.6% of turnover in 2004. The decrease was primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs in 2004 as compared to 2003. General and administrative expenses increased by 19.0% from RMB615.6 million in 2003 to RMB732.6 million in 2004. The increase was primarily due to the increase in research and development costs incurred with respect to the “Granse” minibus (known as the “Grace” minibus before February 2004) and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.

Other operating expenses increased by 37.6% from RMB51.3 million in 2003 to RMB70.6 million in 2004. The increase was mainly due to the one-off impairment of the property, plant and equipment in one of the Group’s subsidiaries. The Group has also recognised a one-time provision for impairment of intangible assets of RMB300.0 million in respect of the design and development costs of the Zhonghua sedans in 2004.

Interest expense net of interest income increased by 8.1% from RMB114.4 million in 2003 to RMB123.7 million in 2004 due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.

Share of profits less losses of jointly controlled entities and associates increased by 17.2% from RMB95.1 million in 2003 to RMB111.5 million in 2004. The increase was mainly due to the contribution of profit in 2004 from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity. The BMW joint venture achieved sales of 8,708 BMW sedans and a net profit of RMB37.7 million in 2004.

The Group recorded a loss before taxation amounting to RMB449.6 million in 2004 as compared to profit before taxation amounting to RMB1,253.0 million in 2003. The Group recorded net tax credit of RMB41.8 million in 2004 as compared to the tax expenses of RMB153.0 million in 2003, resulting from the decrease in the taxable income of the Group and the effect of deferred taxation in 2004.

As a result, profit attributable to shareholders decreased by 94.8% to RMB48.6 million in 2004 from RMB936.4 million in 2003. Basic earnings per share decreased by 94.8% to RMB0.0132 in 2004 from RMB0.2554 in 2003. Diluted earnings per share decreased by 94.8% to RMB0.0132 in 2004 from RMB0.2533 in 2003.

Liquidity and Financial Resources

As of 31st December, 2004, the Group had RMB1,244.5 million in cash and cash equivalents, RMB1,008.6 million in short-term bank deposits and RMB2,777.2 million in pledged short-term bank deposits. The Group had bank notes payable of RMB5,848.4 million, but had no short-term or long-term bank loans outstanding as of 31st December, 2004. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 31st December, 2004, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

Contingent Liabilities

Details of the contingent liabilities are set out in note 10 to this announcement of results.

Debt to Equity Ratio

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 31st December, 2004, was approximately 1.43 (2003: 1.41). The slight increase of the ratio is primarily due to the increase in current liabilities.

Use of Proceeds

On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 31st December, 2004, the Group had utilized US$169 million for general corporate and working capital purposes. The remaining unused balance of US$25 million had been placed with banks in interest-bearing U.S. dollar-denominated time and savings deposits.

Foreign Exchange Risks

The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 31st December, 2004.

Employees and Remuneration Policy

The Group employed approximately 9,100 employees as at 31st December, 2004. Employee costs (excluding directors’ emoluments) amounted to approximately RMB323.0 million for 2004. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company.

DIVIDEND

The directors recommend the payment of a final dividend of HK$0.005 per share in cash for the year ended 31st December, 2004. The final dividend, if approved by the shareholders at the annual general meeting to be held on 24th June, 2005, will be paid on or before 4th July, 2005 to shareholders registered on 24th June, 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 20th June, 2005 to Friday, 24th June, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend and for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 17th June, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the directors, throughout the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 to The Rules Governing the Listing of Securities on the SEHK (the “Listing Rules”) in force prior to 1st January, 2005, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee of the Company comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the audited consolidated financial statements for the year ended 31st December, 2004.

PROPOSED AMENDMENTS TO THE BYE-LAWS

On 19th November, 2004, the SEHK announced certain amendments to the Listing Rules relating to the Code on Corporate Governance Practices and Rules on the Corporate Governance Report. Subject to certain transitional arrangements, the amendments took effect on 1st January, 2005.

Following a review of the bye-laws of the Company with reference to the Code on Corporate Governance Practices, the Board proposed to make certain amendments to the bye-laws to comply with the code requirements of the Code on Corporate Governance Practices. A resolution to give effect to the amendments to the bye-laws will be proposed at the forthcoming annual general meeting of the Company. Particulars of the proposed amendments are set out in the notice of the annual general meeting and the accompanying circular dated 29th April, 2005 to be despatched to shareholders together with the 2004 annual report.

PUBLICATION OF FINANCIAL INFORMATION ON THE SEHK’S WEBSITE

The Group’s 2004 annual report containing all the information required by paragraphs 45(1) to 45(3) in Appendix 16 to the Listing Rules in force prior to 31st March, 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangement, will be published on the website of the SEHK in due course.

By Order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 25th April, 2005

As at the date hereof, the executive directors of the Company are Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Hong Xing and Mr. Su Qiang (also known as Mr. So Keung); the non-executive directors are Mr. Wu Yong Cun and Mr. Lei Xiaoyang; and the independent non-executive directors are Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

*For identification purposes only